UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Thornton,                        John                   L.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Ford Motor Company
   F(Common), F.PRB (Series B Pref.)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    September/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                  |            |            |                                |                |6.       |          |
                                  |            |            | 4.                             |5.              |Owner-   |          |
                                  |            |            | Securities Acquired (A) or     |Amount of       |ship     |          |
                                  |            | 3.         | Disposed of (D)                |Securities      |Form:    |7.        |
                                  |            | Transaction| (Instr. 3, 4 and 5)            |Beneficially    |Direct   |Nature of |
                                  |2.          | Code       | ------------------------------ |Owned at End    |(D) or   |Indirect  |
1.                                |Transaction | (Instr. 8) |                | (A) |         |of Month        |Indirect |Beneficial|
Title of Security                 |Date        | -----------|     Amount     | or  |  Price  |(Instr. 3       |(I)      |Ownership |
(Instr. 3)                        |(mm/dd/yy)  |  Code  | V |                | (D) |         |and 4)          |(Instr.4)|(Instr. 4)|
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                                  |            |        |   |                |     |         |                |         |          |
Common Stock                      |            |        |   |                |     |         |     24,188(01) |    D    |          |
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                                  |            |        |   |                |     |         |                |         |          |
Common Stock                      |   9/24/01  |    P   |   |      1,161     |  A  |$16.52   |                |    I    |  02,03   |
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                                  |            |        |   |                |     |         |                |         |          |
Common Stock                      |   9/24/01  |    P   |   |      2,903     |  A  |$16.53   |     -0-        |    I    |  02,03   |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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            |       |        |       |               |                 |                        |        |9.        |10.    |      |
            |       |        |       |               |                 |                        |        |Number    |Owner- |      |
            |       |        |       |               |                 |                        |        |of        |ship   |      |
            |2.     |        |       |               |                 |                        |        |Deriv-    |of     |      |
            |Conver-|        |       | 5.            |                 |7.                      |        |ative     |Deriv- |11.   |
            |sion   |        |       | Number of     |                 |Title and Amount        |        |Secur-    |ative  |Nature|
            |or     |        |       | Derivative    |6.               |of Underlying           |8.      |ities     |Secur- |of    |
            |Exer-  |        |4.     | Securities    |Date             |Securities              |Price   |Bene-     |ity:   |In-   |
            |cise   |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)        |of      |ficially  |Direct |direct|
            |Price  |Trans-  |action | or Disposed   |Expiration Date  |----------------------- |Deriv-  |Owned     |(D) or |Bene- |
1.          |of     |action  |Code   | of(D)         |(Month/Day/Year) |             |Amount    |ative   |at End    |In-    |ficial|
Title of    |Deriv- |Date    |(Instr | (Instr. 3,    |---------------- |             |or        |Secur-  |of        |direct |Owner-|
Derivative  |ative  |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number    |ity     |Month     |(I)    |ship  |
Security    |Secur- |Day/    |------ | ------------  |Exer-   |tion    |             |of        |(Instr. |(Instr.   |(Instr |(Instr|
(Instr. 3)  |ity    |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares    |5)      |4)        |4)     |4)    |
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            |       |        |     | |       |       |        |        |             |          |        |          |       |      |
Ford Stock  |       |        |     | |       |       |        |        |             |          |        |          |       |      |
Units       |   04  |        |     | |       |       |   04   |  04    |Common Stock |  17,349  |        |  17,349  |   D   |      |
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Explanation of Responses:

01:  Includes shares acquired under a dividend reinvestment program.

02: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

03: The securities reported herein as indirectly purchased were purchased by Goldman Sachs, as part of baskets which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. These securities are beneficially owned directly by Goldman Sachs. Although it is expected that the subsequent sales will be part of approved baskets, such sales have not been effected yet. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

04: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.



By: s/ Roger S. Begelman                                    October 10, 2001
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      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.